NR07-09

April 11, 2007

Cardero Announces Management Realignment:
New VP Exploration, General Counsel and Senior Geochemist

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to announce that Mr. Keith Henderson, Euro. Geol., has joined Cardero as Vice-President, Exploration.  Dr. Mark Cruise, Cardero’s current Vice-President, Exploration, will become Cardero’s Vice-President - Business Development, assuming primary responsibility for evaluating all new project opportunities, assessments and corporate investments/acquisitions.  In addition, Mr. Lawrence (Larry) W. Talbot has joined Cardero as Vice President & General Counsel and Ms. Tansy O’Connor-Parsons, MSc. has joined as Senior Geochemist.

Keith Henderson

Mr. Keith Henderson was educated in Ireland, graduating from Queens University Belfast with B.Sc. (Hons) Geology and subsequently from University College Dublin with M.Sc. Petroleum Geology.

Mr. Henderson has been involved in mineral exploration since 1995.  Having worked in Europe, Africa and North America, he has extensive expertise in a variety of deposit types and commodities including gold, zinc, nickel, copper and coal.  Mr. Henderson began his exploration career with the CSA Group, initially spending 3 years in Tanzania where he managed a large gold exploration program.  He also worked extensively in Ireland on regional zinc exploration and in southern Africa on a range of exploration and development projects.

In 2001, Mr. Henderson was employed by the Exploration Division of Anglo American plc, managing regional zinc exploration programs in Ireland and Canada, including a successful near-mine zinc exploration program at the Lisheen Mine (Ireland) in addition to initiating joint venture negotiations for exploration rights.

In 2005 Mr. Henderson was transferred to Anglo American Exploration in Vancouver to add-value to a variety of North American nickel and copper projects.  Most recently, he was Project Manager for Anglo Coal’s newly incorporated Canadian subsidiary, managing all aspects of project start-up together with an extensive exploration and resource definition program.

Lawrence Talbot

Mr. Lawrence Talbot is a mining lawyer with over 20 years experience in representing a wide range of clients in the mining industry, from individual prospectors and junior and mid-size explorers and producers through to major mining companies, in both the hard-rock and industrial mineral fields.  Prior to July 1, 2006, he was a partner in one of Canada's largest law firms.  He has extensive experience acting for public natural resource companies and providing advice on all aspects of their businesses, including mineral property transactions and financings, corporate finance, securities and regulatory matters, corporate governance and shareholder issues, and all aspects of corporate acquisitions, takeovers, divestitures and reorganizations.

Mr. Talbot has been a director of Cardero since 2003.  He is also the Vice-President and General Counsel of both Wealth Minerals Ltd. and International Tower Hill Mines Ltd.

Tansy O’Connor-Parsons

Ms. Tansy O’Connor-Parsons recently completed her M.Sc. (Geology) at Acadia University, Nova Scotia on the world-class Golden Mile Deposit, Western Australia.  Ms. O’Connor-Parsons has 7 years experience acquired in a variety of geological settings.  Most recently, she worked as Quality Control Geochemist for Anglo American Exploration (Canada) Ltd.  While with Anglo, Ms. O’Connor-Parsons planned and executed various geochemical sampling programs for copper and zinc in both Canada and Mexico, including interpretation of geochemical data, database implementation and assessing the quality control of the analytical data.

“We welcome these new members of our management team, which is rapidly evolving into one of the strongest and most versatile among exploration companies,” stated Henk Van Alphen, Cardero’s President & CEO.  “Our staff is committed to add shareholder value through the discovery of world-class deposits.  They have the experience, expertise and training associated with major mining companies combined with the flexibility and drive of an aggressive junior explorer.”

Stock Options

The Company also announces that, pursuant to its 2002 Incentive Stock Option Plan, it has granted incentive stock options to employees to purchase up to 450,000 common shares at a price of $3.28 for a period of two years, expiring on April 11, 2009.

About Cardero Resource Corp.

Cardero is well financed and positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating new gold, copper and iron projects, and continues to maintain an active pipeline of prospects.  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

(signed) “Hendrik Van Alphen, President”

Hendrik Van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone – Toll Free:  1-888-770-7488 / (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.